UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

January-June 2005 Results

BBVA’s net attributable profit rises 20.1% to €1.8 billion

-       Net attributable profit for the quarter was a record €998m, an increase of 21.8%

- Earnings per share (EPS) rose 18.7% in the first half, return on equity (ROE)
increased to 35.6% and the first interim dividend is 15% higher

- Driven by higher revenues, operating profit grew faster, rising 17.7% to €3.2 billion

- All margins grew strongly, supported by a sharp increase in activity and more favourable spreads. Net interest income grew 11.1%, core revenues grew 10.9%
ordinary revenues grew 11.8%

- The cost/income ratio improved from 44.7% to 43.4%. Including amortisation, improves  2.1 percentage points to 46.7%.

- In Retail Banking in Spain and Portugal, lending and customer funds grew faster at 20.5% and 10.7%, respectively. Operating profit increased 13.1% and net attributable profit was up 12.5%.

- The Wholesale and Investment Banking Area increased operating profit 17% and net attributable profit by 29.1%

- The Americas Area maintained its high rate of business growth. Operating profit increased 27.7% and net attributable profit was 62.7% higher.

- Mexico lifted operating profit 38.9% and its net profit rose 55.7% with growth in the more profitable businesses

- The non-performing loans ratio continued to fall. It now stands at 1.01%
(1.32% a year earlier) and coverage rose from 206.5% to 240.5%

- BBVA’s capital base remains sound with a BIS ratio of 12.2% and core capital at 5.8%

BBVA increased the rate of business and revenue growth and achieved net attributable profit of €1.81 billion in the first half of 2005. This is 20.1%
higher than last year. At the end of the first half year BBVA’s return on
(ROE) stands at 35.6%. Earnings per share (EPS) increased 18.7% and the first interim dividend is up 15%. Net attributable profit in the second quarter was
€998m (up 21.8%). This is a new group record.

The income statement reflects the solid performance of recurrent margins on positive development of revenues and operating profit. The latter grew faster, at 17.7%, and is the key factor behind the first half results. BBVA once more strengthened fundamentals. Non-performing loans fell to 1.01% (from 1.32% a earlier) and coverage rose to 240.5% (previously 206.5%). The cost/income ratio improved from 44.7% to 43.4% (from 48.8% to 46.7% including amortisation) and capital adequacy strengthened. The BIS ratio stands at 12.2% and core capital
5.8%.

The level of activity and the group's results in the second quarter of 2005 confirm the positive trend noted in the first quarter. There was strong growth in business activity in Spain and the Americas and revenue growth was higher.
a result, there was a substantial improvement in all margins and in net attributable profit. All indicators of group profitability, risk quality, capital adequacy and efficiency were higher.

At the end of June, BBVA’s total assets had grown 15.5%, lending to customers was up 22.7% and total customer funds 18.6%. There were double-digit increases in all recurrent margins.

Taken as a whole, the first-half figures show that BBVA is advancing in its strategy of profitable growth based on dynamic commercial activity in its main retail markets (Spain and the Americas). They also reveal the favourable activity and results of its Wholesale Banking and Investment Area.

During the first half, the group concluded the acquisition of Laredo National
Bancshares, reinforcing BBVA’s franchise in the USA.

In the Spanish market the group added 77 branches under its network expansion plan, which has thus grown from 3,371 to 3,448 outlets.

Quarterly financial information complies with ‘Circular 4/2004’ of the Bank of
Spain and with the International Financial Reporting Standards (IFRS) and data is reported on a uniform basis. The most relevant aspects of the group’s financial status in the first half are summarised below:

- In the second quarter of 2005 the BBVA group obtained net attributable profit of €998m. This is the highest amount ever achieved by the group in a single quarter and is 21.8% more than the same period last year. As a result, profit the first half came to €1.81 billion (a year-on-year increase of 20.1%), earnings per share increased 18.7% and ROE rose to 35.6%.

- Driven by higher revenues, operating profit in the half-year grew faster at
17.7% (15.0% in the first quarter) and came to €3.2 billion. This positive performance was the determining factor behind the higher profit.

- Net interest income rose 11.1% (6.8% in the first quarter) and 11.7% if dividends are excluded. The upward trend is the result of notable increases in business activity in Spain and the Americas, and interest spreads that were favourable than in previous periods.

- Net fee income and insurance income rose 10.5% with increases that were than the previous quarter in all business areas. Net trading income grew 20.9%.
As a result, ordinary revenues grew 11.8% in the first half, compared to 8.4%
the first quarter. Net sales of non-financial activities also performed well.

- Operating costs including amortisation increased 7.2%. On a comparable basis
(ie, excluding Laredo National Bancshares, Hipotecaria Nacional and Valley
the increase was 5%.

- The cost/income ratio improved to 43.4% in the first half compared to 44.7%
the same period last year. Including amortisation, the ratio is 46.7% and the year-on-year improvement is 2.1 percentage points.

- The sharp increase in customer lending and lower non-performing loans (NPLs)
resulted in a further improvement in the NPL ratio to 1.01% at the end of June
(1.32% at 30-Jun-04). At the same time coverage rose to 240.5% (206.5% a year earlier).

- At 30-Jun-05 the group’s capital base remained sound with the BIS ratio at
12.2% and core capital at 5.8%. Without the Laredo acquisition core capital would be 6.1%.

- On July 11th a first interim dividend of €0.115 per share was paid against
2005 results. This is an increase of 15% over the first interim dividend paid
2004.

- In the Retail Banking Area in Spain and Portugal, lending and customer funds grew faster compared to March. Lending grew 20.5% (with a growing percentage of
SME finance) and customer funds increased 10.7%. This led to a 7.5% increase in ordinary revenues (6.1% in the first quarter). In year-on-year terms, operating profit grew 13.1% and net attributable profit grew 12.5% to €793m.

- In the Wholesale and Investment Banking Area overall operating profit grew and 20.5% in wholesale banking alone (corporate and institutional customers).
loan provisioning requirements were lower than last year, net attributable profit increased 29.1% to €280m.

- The Americas Area maintained the high rate of growth of recent quarters and the main margins on the income statement grew faster year-on-year. Net interest income rose 25%, operating profit increased 27.7% and net attributable profit grew 62.7% to €823m. In a like-for-like comparison based on the same units, operating profit grew 22.9% and attributable profit 56.3%.

- Mexico recorded strong growth in the more profitable business lines (consumer finance and credit cards in terms of lending, and transaction accounts in terms of customer funds). Thus net interest income grew 34.4% in the first half.
Following the increase in net fee income and especially in net trading income the second quarter, cumulative operating profit to June grew 38.9%. Net profit increased 55.7% (47.1% excluding Hipotecaria Nacional).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 26, 2005	By:	Javier Malagón Navas
	Name:	Javier Malagón Navas
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.